Exhibit 99.1

Castor Maritime Inc. Announces Results of its 2023 Annual General Meeting of Shareholders

Limassol, Cyprus, September 5, 2023 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announced today that the Company’s 2023 Annual General Meeting of Shareholders (the "Meeting") was duly held on September 1, 2023, at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Petros Panagiotidis to serve as the Company’s Class C Director until the 2026 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2023; and

3.
One or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-100, inclusive.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 20 vessels, with an aggregate capacity of 1.6 million dwt, currently consisting of 1 Capesize, 6 Kamsarmax, 11 Panamax dry bulk vessels and 2 2,700 TEU containership vessels.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com